August 22, 2008

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

RE:	Eagle Rock Energy Partners, LP (the “Company”)

Post Effective Amendment No. 1 to Registration Statement on Form S-3 to Form S-1

Filed June 24, 2008

File No. 333-144938

Dear Ms. Parker:

By telephone conference on August 13, 2008, Ms. Donna Levy provided me, on behalf of the Company, oral comments to the above-referenced Post Effective Amendment No. 1 to Registration Statement on Form S-3 to Form S-1. I am providing the enclosed response on behalf of the Company to the oral comments, which are reproduced below, with the response following the comment.

General

1.	Please confirm that the Company will include a statement in its Form 10-K for the fiscal year ending December 31, 2008, disclosing that the acquisition of Stanolind Oil and Gas Corp. has been carved out of management’s report on internal controls over financial reporting and the significance of Stanolind with respect to the overall Company.

Response:

We note your comment and agree that the Company will disclose in its Form 10-K for the fiscal year ending December 31, 2008, that the acquisition of Stanolind Oil and Gas Corp. has been carved out of management’s report on internal controls over financial reporting and the significance of Stanolind with respect to the overall Company.

2.	Please confirm that the Company will include Stanolind Oil and Gas Corp. in its management’s report on internal controls over financial reporting in its Form 10-K for the fiscal year ending December 31, 2009.

Response:

We note your comment and agree that the Company will include Stanolind Oil and Gas Corp. in its management’s report on internal controls over financial reporting in its Form 10-K for the fiscal year ending December 31, 2009.

Incorporation by Reference, p. 73

3.	Please update the section entitled “Incorporation by Reference” on page 73 for reports filed under the Securities Exchange Act of 1934 after the date of the Post Effective Amendment No. 1 to Registration Statement on Form S-3 to Form S-1.

Response:

We note your comment and have updated the “Incorporation by Reference” section on page 73 to include the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2008, and the current reports on Form 8-K filed during the period. We have filed Amendment No. 1 to Post Effective Amendment No. 1 on Form S-3 to Form S-1 filed on the same date as this letter. The Amendment also includes clean-up changes and minor updates to the document.

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Finally, we note the guidance you provide in your letter dated July 15, 2008, regarding a request for acceleration and the other matters addressed in the closing paragraphs of your letter, and advise you that we will comply with those requirements at the appropriate time. In the meantime, please do not hesitate to call with any questions or additional comments regarding the post effective amendment on Form S-3 to Form S-1 and this letter. If we can facilitate your review by arranging for the appropriate Company personnel to contact the staff directly, we would be happy to do so. I can be reached at (713) 951-5864.

Very truly yours,

/s/ Thomas R. Lamme

Thomas R. Lamme